Additioanal Shareholder Information


On November 14, 2003, a Special Meeting of shareholders of the Merrill Lynch Large Cap Portfolio,formerly MFS Research Portfolio (the Fund) was held for the purpose of voting on the following proposal:

1. To approve or disapprove a new investment subadvisory agreement between Travelers Asset Management Company LLC ( TAMIC), and Merril Lynch Investment Managers, L.P. (Merrill Lynch) on behalf of the Fund.

The results of the vote were as follows:

Votes For    % of Shares Voted For       Votes Against
125,696,737        86.288%                  6,847,926



% of Shares       Votes          % of Shares
Voted Against     Abstained        Abstained
4.701%            13,126,345       9.011%